AN 3/5/2002

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003042

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 27 2002
PROCESSING
354

SEC FILE NUMBER
8-42013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 WALNUT STREET

(No. and Street)

WELLESLEY	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. WRIGHT — 781-239-1188

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID J. CLEARY, CPA, MST

(Name — *if individual, state last, first, middle name*)

TWO CABOT PLACE	STOUGHTON	MA	02072
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, RICHARD S. WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. & WADE ASSET MANAGEMENT COMPANY, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CLERK/PRINCIPAL

Title

Carol W. Cassoli

Notary Public


CAROL W. CASSOLI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
November 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G. W. & WADE
ASSET MANAGEMENT COMPANY, INC

AUDITED FINANCIAL STATEMENT
AND ADDITIONAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000


RECEIVED
FEB 27 2002
PROCESSING
SECTION
WASH, D.C.
354

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
G.W. & Wade Asset Management Company, Inc.
Wellesley, Massachusetts

I have audited the accompanying statement of financial condition of G.W. & Wade Asset Management Company, Inc. as of December 31, 2001 and 2000 and the related statements of income, stockholders, equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. & Wade Asset Management Company, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information has been subjected to the auditing procedures applied in the audit of the December 31, 2001 and 2000 basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David J Cleary

February 12, 2002

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$ 451,136	$ 559,892
Receivable from clearing broker	151,755	173,026
Commissions receivable	287,221	367,155
Investment in United States Treasury Bill:		
due February 2002	99,723	--
due May 2001	--	97,645
TOTAL ASSETS	$ 989,835	$1,197,718

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
STOCKHOLDERS' EQUITY (note 3):		
Common stock, $1 par value, authorized 200,000 shares; issued 25,000 shares	$ 25,000	$ 25,000
Retained earnings	964,835	1,172,718
Total stockholders equity	989,835	1,197,718
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 989,835	$1,197,718

The Accompanying Notes are an Integral Part
of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE - COMMISSIONS (note 4)	$4,113,037	$4,587,024
EXPENSES:		
Commissions and clearing expenses	309,500	297,028
Broker dealer and agent expenses	22,767	20,439
Administrative fee-affiliate (note 4)	240,000	240,000
Loss due to error transactions (note 5)	2,647	45,030
Professional fees	5,500	5,000
Customer statements expense	23,611	22,551
Computer usage	46,846	40,744
Insurance bonding	4,870	8,275
Other operating expenses	106,099	83,191
Total expenses	761,840	762,258
OTHER INCOME:		
Interest Income	42,564	59,712
Dividend income	23,816	41,529
Total other income	66,380	101,241
NET INCOME	$3,417,577	$3,926,007

The Accompanying Notes are an Integral Part
of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

STATEMENTS OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2001 AND 2000

	COMMON STOCK	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE AT DECEMBER 31, 1999	$ 25,000	$ 888,741	$ 913,741
NET INCOME	--	3,926,007	3,926,007
DISTRIBUTIONS TO SHAREHOLDERS	--	(3,642,030)	(3,642,030)
BALANCE AT DECEMBER 31, 2000	$ 25,000	$ 1,172,718	$ 1,197,718
NET INCOME	--	3,417,577	3,417,577
DISTRIBUTIONS TO SHAREHOLDERS	--	(3,625,460)	(3,625,460)
BALANCE AT DECEMBER 31, 2001	$ 25,000	$ 964,835	$ 989,835

The Accompanying Notes are an Integral Part of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$3,417,577	$3,926,007
Adjustments to reconcile net income to net cash provided by operating activities:		
Discount accreted on US Treasury Bill	(4,147)	(5,526)
(Increase)Decrease in receivable from clearing broker	21,271	(18,489)
(Increase)Decrease in commission receivable	79,934	(54,483)
Net Cash Provided by Operating Activities	3,514,635	3,847,509
CASH FLOWS FROM INVESTING ACTIVITIES:		
Maturity of United States Treasury Bills	100,000	100,000
Purchase of United States Treasury Bills	(97,931)	(96,608)
Net Cash Provided by Investing Activities	2,069	3,392
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders	(3,625,460)	(3,642,030)
Net Cash Used by Financing Activities	(3,625,460)	(3,642,030)
NET INCREASE (DECREASE) IN CASH	(108,756)	208,871
CASH - BEGINNING OF YEAR	559,892	351,021
CASH - END OF YEAR	$ 451,136	$ 559,892
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ --	$ --

The Accompanying Notes are an Integral Part of these Financial Statements

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 - *NATURE OF BUSINESS*

G.W. & Wade Asset Management Company, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker/dealer providing securities brokerage, placement and underwriting services. The Company utilizes a clearing/ carrying broker to execute brokerage transactions and perform custodial functions relating to customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions - The Company recognizes revenue and expenses relating to securities transactions on a settlement date basis.

Income Taxes - The Company is taxed under provisions of Subchapter S of the Internal Revenue Code, whereby the Company's taxable income or loss is recognized by the individual stockholders. Therefore no tax provision is made for the Company's current year earnings.

Cash - Cash represents cash in checking and money market accounts.

NOTE 3 - NET CAPITAL

G.W. & Wade Asset Management Company, Inc., as a registered broker/dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934.

NOTE 3 - NET CAPITAL-Continued

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of December 31, 2001 and 2000, G.W. & Wade Asset Management Company, Inc. had a "net capital" requirement of $5,000, whereas its actual "net capital" was $595,219 and $726,427 respectively. The rule also provides that an aggregate indebtedness to net capital ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 0 to 1 and 0 to 1 as of December 31, 2001 and 2000 respectively.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company acts as a broker in security transactions for an affiliate and sells investments brokered by its affiliate. All commission revenue is derived from transactions initiated by the affiliated company.

All accounting, clerical and other management services are shared with and paid by the affiliated company. During 2001 and 2000, the Company paid the affiliated company administrative fees for these services amounting to $240,000 for both years.

NOTE 5 - LOSS DUE TO ERROR TRANSACTIONS

Error transaction losses result from the change in a securities market value from the date the Company enters into a transaction to the ultimate execution date of a transaction, or from the cancellation of a transaction.

NOTE 6 - AGREEMENT FOR PURCHASE AND SALE OF STOCK

Effective January 1, 2000 the stockholders of the Company entered into an agreement whereby three employees each purchased 750 shares of the issued and outstanding common stock owned by the other stockholders. The Company and its affiliate have guaranteed the payment of bank loans which the purchasers took in order to finance the purchase of the stock. The balance outstanding at December 31, 2001 was approximately $1,165,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001 AND 2000

	2001	2000
Aggregate indebtedness	$ --	$ --
Net worth:		
Common Stock	$ 25,000	$ 25,000
Retained earnings	964,835	1,172,718
Total Net Worth	989,835	1,197,718
Deduct non-allowable asset:		
Commissions receivable under Rule 12b-1	(391,268)	(462,733)
Net Capital before haircuts on securities positions		734,985
Haircuts on securities-money market accts.	(3,348)	(8,558)
Net Capital	595,219	726,427
Minimum net capital requirements to be maintained (Note 3)	5,000	5,000
Net Capital in Excess of Requirements	$ 590,219	$ 721,427
Ratio of aggregate indebtedness to net capital	0 to 1	0 to 1

The independent auditor's report should be
read with this supplementary schedule

SCHEDULE II

G.W. & WADE ASSET MANAGEMENT COMPANY, INC

RECONCILIATION OF AUDITED COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 TO UNAUDITED FOCUS REPORT PART IIA

DECEMBER 31, 2001 AND 2000

	2001	2000
Aggregate indebtedness (A.I.) per unaudited FOCUS Report	$ --	$ --
Aggregate indebtedness per audit report	$ --	$ --
Net worth per unaudited FOCUS Report	$1,017,614	$ 1,180,563
Accrual for commissions receivable	(27,779)	17,155
Net worth per audit report	989,835	1,197,718
Commissions receivable under Rule 12b-1	(391,268)	(462,733)
Haircuts on securities	(3,348)	(8,558)
Net capital per above	$ 595,219	$ 726,427

The independent auditor's report should be read with this supplementary schedule

DJC

DAVID J. CLEARY, CPA, MST

TWO CABOT PLACE, STOUGHTON, MA 02072
(781) 341-4100 • FAX (781) 344-5032

To the Board of Directors
G.W. & Wade Asset Management Company, Inc.
Wellesley, Massachusetts

I have audited the financial statements of G.W. & Wade Asset Management Co., Inc. for the year ended December 31, 2001 and have issued a report thereon dated February 12, 2002. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination counts, verifications, comparisons, and the recording of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment of securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of the audit would be disclosed. The purpose of my study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of G.W. & Wade Asset Management Co., Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system or the practices and procedures described in the first paragraph. Accordingly, I do not express and opinion on the system of internal accounting control of G.W. & Wade Asset Management Company, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness. In addition, no facts came to my attention that would indicate that conditions of the exemption from Rule 15c3-3 had not been complied with during the period.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

David J. Cleary

February 12, 2002